Exhibit (h)3
U.S. GLOBAL INVESTORS FUNDS
U.S. TREASURY SECURITIES CASH FUND
U.S. GOVERNMENT SECURITIES SAVINGS FUND
EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT
          AGREEMENT made as of March 20, 2008, by and among each of U.S. Global Investors Funds, a Massachusetts business trust (the Trust), on behalf of its portfolios, the U.S. Treasury Securities Cash Fund and the U.S. Government Securities Savings Fund (each a Fund and, collectively, the Funds), and U.S. Global Investors, Inc., a Texas corporation (USGI).
          WHEREAS, USGI has entered into a certain investment advisory agreement with the Trust, pursuant to which USGI provides investment advisory services to each Fund, and for which it is compensated based on the average daily net assets of each Fund; and
          WHEREAS, United Shareholder Services, Inc. (“USSI”), an affiliate of USGI, has entered into a transfer agency agreement with the Trust, pursuant to which USSI provides transfer agency services to each Fund, and for which it is compensated based on the number of accounts in each Fund; and
          WHEREAS, U.S. Global Brokerage, Inc. (“USGBI”), an affiliate of USGI, has entered into a distribution agreement with each Trust, pursuant to which USGBI provides distribution services to each Fund, and for which it does not receive compensation; and
          WHEREAS, USGI has previously and separately agreed to waive fees and/or reimburse expenses as necessary to prevent the overall expense ratios of the U.S. Government Securities Savings Fund and the U.S. Treasury Securities Cash Fund from exceeding certain amounts through November 30, 2008, (the OER Limits); and
          WHEREAS, USGI and its affiliates may reduce, or further reduce, as the case may be, all or a portion of their fees and/or reimburse expenses of one or more Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain a certain minimum net yield for each such Fund, as determined by USGI with respect to that Fund (the Minimum Yield);
          NOW THEREFORE, the parties, on their own behalf and on behalf of their affiliates, hereto agree as follows:
1.	Fund’s Agreement to Reimburse Fees and Expenses. Each Fund hereby agrees to reimburse USGI for any fee waivers and/or expense reimbursements borne in excess of waivers that are necessary to comply with any OER Limit in effect at the time of such waivers, provided that: (a) a Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the end of the fiscal year in which the fee waivers and/or expense reimbursement were borne by USGI; and (b) a Fund will not pay reimbursements to USGI to the extent such payments would cause the Fund’s net yield to fall below the Fund’s previously determined Minimum Yield or the expenses to exceed the OER Limits in effect at the time of the waiver/ reimbursement. The Board of Trustees shall review quarterly any reimbursements paid to USGI with respect to any Fund in such quarter to confirm compliance with the conditions stated above.
2.	Duration. This Agreement shall be effective through the first anniversary of the date first above written, and shall be renewable at the end of that one-year period for additional periods upon the written agreement of the parties hereto. The expiration of this Agreement will not affect a Fund’s obligation to reimburse USGI for any fee waivers and/or expense reimbursements made during the term of this Agreement.
          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

U.S. Global Investors, Inc.

/s/ Susan B. McGee
By: Susan B. McGee
Title: President

U.S. Global Investors Funds

/s/ Frank E. Holmes
By: Frank E. Holmes
Title: President